UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 31, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.
Publicly held Company with Authorized Capital
Corporate Taxpayers ID (CNPJ/ME) No. 90.400.888/0001-42
Company Registration (NIRE) 35.300.332.067

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON AUGUST 31, 2020

DATE, TIME AND PLACE: On August 31, 2020, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. ("Banco Santander" or "Company"), located at Avenida Presidente Juscelino Kubitschek, No. 2.041/2235, Vila Olímpia, in the city of São Paulo, State of São Paulo.

ATTENDANCE: Shareholders representing 95.97% of the Company's voting capital, as verified by the signatures on the Shareholders' Attendance Book and considering the remote voting forms, as per the summarized voting map disclosed by the Company. Also attended (i) the Company's Officers Mrs. Reginaldo Antonio Ribeiro and Amancio Acúrcio Gouveia; (ii) Mr. João Guilherme de Andrade So Consiglio, member of the Company's Fiscal Council; and (iii) Mr. Edison Arisa, representing PricewaterhouseCoopers Auditores Independentes, external auditor of the Company.

MEETING BOARD: Mr. Daniel Pareto, as President; and Mrs. Beatriz Arruda Outeiro, as Secretary.

CALL AND LEGAL PUBLICATIONS: Call Notice published published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) in editions of July, 30 and 31 and August 01, 2020; and Valor Econômico, in editions of July, 30 and 31 and August 03, 2020.

AGENDA: **(1)** To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the competent appraisal reports ("Appraisal Reports") of Bosan Participações S.A. ("Bosan") and Banco Olé Consignado S.A. ("Banco Olé" and, jointly with Bosan, "Merged Companies"); **(2)** To approve the Appraisal Reports; **(3)** To approve the Private Instrument of Protocol and Justification of Merger of Bosan by the Company, entered into on July 29, 2020 ("Protocol and Justification of Bosan"); **(4)** To approve the merger of Bosan by the Company, pursuant to article 227 of Law No. 6,404/76, as amended ("Merger of Bosan"), under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan; **(5)** To approve the Private Instrument of Protocol and Justification of Merger of Banco Olé by the Company, entered into on July 29, 2020 ("Protocol and Justification of Banco Olé"); **(6)** To approve the merger of Banco Olé by the Company, pursuant to article 227 of Law No. 6,404/76, as amended ("Merger of Banco Olé" and, jointly with Merger of Bosan, the "Mergers"), under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé; and **(7)** To authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - "CVM" - www.cvm.gov.br) on July 29, 2020; **(2)** The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company's headquarters, pursuant to Article 130, first

paragraph, of Law No. 6,404/76 and disclosed in accordance with the applicable legislation; and **(3)** Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of Law No. 6,404/76.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on Augusto 30, 2020, pursuant to the fourth paragraph of Article 21-W of Normative Instruction CVM No. 561/2015, which was also made available by the Board for verification of the shareholders jointly with the other above mentioned documents.

RESOLUTIONS: Following the discussions related to the Agenda's matters, the attending shareholders of the Company resolved:

(1) TO RATIFY, by majority of the attending shareholders, with 3,664,725,720 favorable votes, 15,625 against votes and 67,135 abstentions, the hiring of PricewaterhouseCoopers Auditores Independentes, the specialized company which had previously been chosen to carry out the preparation of the corresponding Appraisal Reports of Bosan and Banco Olé to be incorporated by Banco Santander, on the base date of June 30, 2020, by their corresponding book values;

(2) TO APPROVE, by majority of the attending shareholders, with 3,664,721,467 favorable votes, 14,597 against votes and 72,416 abstentions, the corresponding Appraisal Reports, without any reservations, which after being authenticated by the Meeting Board shall be an integral part of these minutes as Exhibits I and II, which determined Bosan's net worth in the amount of BRL 700.624.940,21 (seven hundred million, six hundred and twenty four thousand and nine hundred and forty Reais and twenty one *centavos*), and Banco Olé's net worth in the amount of BRL 1.751.093.745,37 (one billion, seven hundred and fifty one million, ninety three thousand and seven hundred and forty five Reais and thirty seven *centavos*). Such amounts shall be fully received by Banco Santander as indicated in the Protocol and Justification of Bosan and in the Protocol and Justification of Banco Olé, respectively;

(3) TO APPROVE, by majority of the attending shareholders, with 3,664,707,234 favorable votes, 18,622 against votes and 82,624 abstentions, without any reservations and in the exact terms approved by the Board of Directors of Banco Santander, according to the meeting held on July 29, 2020, the Protocol and Justification of Bosan, which copy was authenticated by the Meeting Board and shall be an integral part of these minutes as Exhibit III;

(4) TO APPROVE, by majority of the attending shareholders, with 3,664,708,274 favorable votes, 18,606 against votes and 81,600 abstentions, the merger of Bosan by Banco Santander, under the terms of the Protocol and Justification of Bosan, without increasing the capital stock of Banco Santander, as provided for in Article 226, paragraph 1, of Law 6,404/76. By the Merger of Bosan approved herein, Bosan shall be extinguished and succeeded by Banco Santander in all its assets, rights and obligations, in accordance with the law. The completion of the Merger of Bosan shall be subject to homologation by the Brazilian Central Bank, pursuant to Resolution No. 4,122, of August 2, 2012;

(5) TO APPROVE, by majority of the attending shareholders, with 3,664,712,778 favorable votes, 13,309 against votes and 82,393 abstentions, without any reservations and in the exact terms approved by the Board of Directors of Banco Santander, according to the meeting held on July 29, 2020, the Protocol and Justification of Banco Olé, which copy was authenticated by the Meeting Board and shall be an integral part of these minutes as Exhibit IV;

[Free English Translation]

(6) TO APPROVE, by majority of the attending shareholders, with 3,664,711,054 favorable votes, 13,309 against votes and 84,117 abstentions, the merger of Banco Olé by Banco Santander, under the terms of the Protocol and Justification of Banco Olé, without increasing the capital stock of Banco Santander, as provided for in Article 226, paragraph 1, of Law 6,404/76. By the Merger of Banco Olé approved herein, Banco Olé shall be extinguished and succeeded by Banco Santander in all its assets, rights and obligations, in accordance with the law. The completion of the Merger of Banco Olé shall be subject to homologation by the Brazilian Central Bank, pursuant to Resolution No. 4,122, of August 2, 2012; and

(7) TO AUTHORIZE, by majority of the attending shareholders, with 3,664,713,636 favorable votes, 12,296 against votes and 82,548 abstentions, the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers, under the terms now approved.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Daniel Pareto – President; Beatriz Arruda Outeiro – Secretary. Shareholders: **BANCO SANTANDER, S.A.** – Beatriz Outeiro, attorney-in-fact; **GRUPO EMPRESARIAL SANTANDER, S.L.** – Beatriz Outeiro, attorney-in-fact; and **STERREBEECK, B.V.** – Beatriz Outeiro, attorney-in-fact; **LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; NEW YORK STATE NURSES ASSOCIATION P P; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; UTAH STATE RETIREMENT SYSTEMS; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; LEGAL GENERAL INTERNATIONAL INDEX TRUST; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; K INVESTMENTS SH LIMITED; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; ASCENSION ALPHA FUND, LLC; CHEVRON UK PENSION PLAN; CHEVRON MASTER PENSION TRUST; LEGAL GENERAL ICAV; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA; THE BOARD OF THE PENSION PROTECTION FUND; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; NORTHERN TRUST INVESTIMENT FUNDS PLC; PUBLIC PENSION AGENCY; PLURIBUS LABS GLOBAL CORE EQUITY MASTER FUND LP;**

ASSET MANAGEMENT EXCHANGE UCITS CCF; LEGAL GENERAL CCF; NORTHERN TRUST UCITS FGR FUND; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; HSBC EMERGING MARKETS POOLED FUND; PUBLIC SECTOR PENSION INVESTMENT BOARD; FUTURE FUND BOARD OF GUARDIANS; COMMONWEALTH SUPERANNUATION CORPORATION; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; QSUPER; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; BLAKROCK GLOBAL ALLOCATION FUND INC; BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC; BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC; BLACKROCK GLOBAL ALLOCATION FUND (AUST); THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; DWS LATIN AMERICA EQUITY FUND; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; TRUST CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; LACM EMERGING MARKETS FUND L.P.; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; NN (L); FIRST TRUST BRAZIL ALPHADEX FUND; GLOBAL X SUPERDIVIDEND ETF; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; NN (L) EMERGING MARKETS HIGH DIVIDEND; VANGUARD FUNDS PUBLIC LIMITED COMPANY; GLOBAL X SUPERDIVIDEND EMERGING MARKETS ETF; LACM EMII, L.P.; PINEBRIDGE DYNAMIC ASSET ALLOCATION FUND; VANGUARD INVESTMENT SERIES PLC; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; EMERGING MARKETS EQUITY SELECT ETF; KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; CIBC EMERGING MARKETS INDEX FUND; PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER; PICTET - EMERGING MARKETS INDEX; WILSHIRE MUTUAL FUNDS, INC. - WILSHIRE INTERNATIONAL EQUITY; ALQUITY SICAV - ALQUITY LATIN AMERICA FUND; ALQUITY SICAV - ALQUITY FUTURE WORLD FUND; PRAMERICA SICAV; TEACHER RETIREMENT SYSTEM OF TEXAS; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; ALASKA COMMON TRUST FUND; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; ISHARES MSCI BRIC ETF; ISHARES MSCI BRAZIL ETF; SCHWAB EMERGING MARKETS EQUITY ETF; ISHARES MSCI EMERGING MARKETS ETF; ISHARES PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES II PUBLIC LIMITED COMPANY; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S.

[Free English Translation]

ETF; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; ISHARES V PUBLIC LIMITED COMPANY; DB ADVISORS EMERGING MARKETS EQUITIES - PASSIVE; ISHARES EMERGING MARKETS DIVIDEND ETF; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; TRANSAMERICA EMERGING MARKETS EQUITY; DEUTSCHE INVEST I BRAZILIAN EQUITIES; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; ISHARES CORE MSCI EMERGING MARKETS ETF; BLACKROCK GLOBAL INDEX FUNDS; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; JANUS CAPITAL MANAGEMENT LLC; GMAM INVESTMENT FUNDS TRUST; STICHTING PHILIPS PENSIOENFONDS; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PL; GMAM GROUP PENSION TRUST II; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; WISDOMTREE GLOBAL HIGH DIVIDEND FUND; XTRACKERS; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); PERPETUAL T S L AS R E F P G D ASSET ALLOCATION FUND; ITAU FUNDS - LATIN AMERICA EQUITY FUND; GMO TAX-M. B - F. FREE, A S. OF GMO M. P. (ONSHORE), L.P.; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E; XTRACKERS (IE) PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; SUNSUPER SUPERANNUATION FUND; BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; WISDOMTREE EMERGING MARKETS ESG FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; PGIM FUNDS PUBLIC LIMITED COMPANY; NAVARRO 1 FUND LLC; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; RUSSELL INVESTMENT COMPANY SELECT INTERNATIONAL EQUITY FUND; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; CI WISDOMTREE E. M. DIVIDEND INDEX ETF; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; ISHARES IV PUBLIC LIMITED COMPANY; RUSSEL EMERGING MARKETS EQUITY POOL; PEOPLE S BANK OF CHINA; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; MASSMUTUAL SELECT BLACKROCK GLOBAL ALLOCATION FUND; INTERNATIONAL MONETARY FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL;

SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; CENTRAL PROVIDENT FUND BOARD; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; BMO MSCI EMERGING MARKETS INDEX ETF; BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF; THE MONETARY AUTHORITY OF SINGAPORE; ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; FRANKLIN LIBERTYSHARES ICAV; LVIP BLACKROCK GLOBAL ALLOCATION FUND; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; PENSIOENFONDS WERK EN (RE)INTERGRATIE; MERCER UCITS COMMON CONTRACTUAL FUND; MERCER QIF FUND PLC; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE; ALBERTA INVESTMENT MANAGEMENT CORPORATION; ISHARES ESG MSCI EM LEADERS ETF; ARERO - DER WELTFONDS -NACHHALTIG; BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; NN PARAPLUFONDS 1 N.V; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; STICHTING PENSIOENFONDS UWV; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER; KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND; VIRGINIA RETIREMENT SYSTEM; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; THE TEXAS EDUCATION AGENCY; CITY OF NEW YORK DEFERRED COMPENSATION PLAN; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; ARROWSTREET US GROUP TRUST; HAND COMPOSITE EMPLOYEE BENEFIT TRUST; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; CADENCE GLOBAL EQUITY FUND L.P.; ROCKFELLER BROTHERS FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; PHILADELPHIA GAS WORKS PENSION PLAN; STANLIB FUNDS LIMITED; VOYA EMERGING MARKETS INDEX PORTFOLIO; VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; POOL REINSURANCE COMPANY LIMITED; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; DIMENSIONAL EMERGING

MKTS VALUE FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; CMLA INTERNATIONAL SHARE FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; COMMONWEALTH GLOBAL SHARE FUND 23; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH EMERGING MARKETS FUND 6; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; STICHTING PGGM DEPOSITARY; COMMONWEALTH BANK GROUP SUPER; VICTORY TRIVALENT INTERNATIONAL FUND - CORE EQUITY; LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; COLONIAL FIRST STATE INVESTMENT FUND 10; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; USAA INTERNATIONAL FUND; FORD MOTOR CO DEFINED BENEF MASTER TRUST; NEW ZEALAND SUPERANNUATION FUND; KBI FUNDS ICAV; UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST; KBI DST EMERGING MARKET ESG FUND; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; STICHTING PENSIOENFONDS ING; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND; SEI INST INT TRUST EM MKTS EQUITY FUND; SEI INSTITUTIONAL INVESTMENTS TRUST-EMERGING MARKETS E FUND; KBI GLOBAL INVESTORS (NA) LTD CIT; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; EMERGING MARKETS EQUITY FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; IBM 401 (K) PLUS PLAN; STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; MANAGED PENSION FUNDS LIMITED; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; SPDR SP EMERGING MARKETS ETF; STATE STREET EMERGING MARKETS E N-L C TRUST FUND; STATE STREET EMERGING M. A. S. L. C. T. FUND; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EMSEF; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EE ME FD; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA SPDR ETFS EUROPE I PLC; WASHINGTON STATE INVESTMENT BOARD; STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F; STATE STREET IRELAND UNIT TRUST; CITY OF NEW YORK GROUP TRUST; SPDR SP EMERGING MARKETS FUND; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; STATE STREET ICAV; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; KAISER FOUNDATION HOSPITALS; KAISER PERMANENTE GROUP TRUST; EUROPEAN CENTRAL BANK; BOARD OF

PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; ARIZONA PSPRS TRUST; ALASKA PERMANENT FUND; BELLSOUTH CORPORATION RFA VEBA TRUST; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P; SAUDI ARABIAN MONETARY AUTHORITY; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; RBC QUANT EMERGING MARKETS DIVIDEND LEADERS ETF; RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; AXA ROSENBERG EQUITY ALPHA TRUST; PUTNAM TOTAL RETURN TRUST; PUTNAM WORLD TRUST (IRELAND); PUTNAM TOTAL RETURN FUND, LLC; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; WISDOMTREE ISSUER ICAV; STATE OF NEW JERSEY COMMON PENSION FUND D; ISHARES ESG MSCI EM ETF; AVIVA LIFE PENSIONS UK LIMITED; STATE STREET C S JERSEY L T O T INTL I F; OLD MUTUAL LIFE ASSURANCE COMPANY (SOUTH AFRICA) LTD; PUTNAM MULTI-ASSET ABSOLUTE RETURN FUND, LP; IRISH LIFE ASSURANCE PLC; BERESFORD FUNDS PUBLIC LIMITED COMPANY; NORGES BANK; INVESTERINGSFORENINGEN PROCAPTURE G EMERGING M I F - ACC. KL; INVESTERINGSFORENINGEN PROCAPTURE GLOBAL AC I FUND - ACC KL; LOCAL AUTHORITIES SUPERANNUATION FUND; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; FSS TRUSTEE CORPORATION; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U; IVESCO FTSE RAFI EMERGING MARKETS ETF; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; GOVERNMENT OF SINGAPORE; THE HUMAN DEVELOPMENT INVESTMENT FUND, L.P - BANCO ITAUBANK; JNL/BLACKROCK GLOBAL ALLOCATION FUND; JNL/MELLON EMERGING MARKETS INDEX FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; JEFFREY LLC; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY; NFS LIMITED; FLEXSHARES INTERNATIONAL QUALITY DIVIDEND INDEX FUND; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; CONSTRUCTION BUILDING UNIONS SUPER FUND; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; MINISTRY OF ECONOMY AND FINANCE; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; BLACKROCK CDN

MSCI EMERGING MARKETS INDEX FUND; BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND; EMERGING MARKETS ALPHA TILTS FUND; EMERGING MARKETS ALPHA TILTS FUND B; EMERGING MARKETS EQUITY ESG SCREENED FUND B; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS OPPORTUNITIES LR FUND; FTSE RAFI EMERGING INDEX NON-LENDABLE FUND; GLOBAL EX-US ALPHA TILTS FUND B; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; MSCI EQUITY INDEX FUND B - BRAZIL; MSCI ACWI EX-U.S. IMI INDEX FUND B2; VANGUARD ESG INTERNATIONAL; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; FIDEICOMISO FAE; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; PINEBRIDGE EMERGING MARKETS DYNAMIC MULTI-ASSET FUND; GLOBAL ALL CAP ALPHA TILTS FUND; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; AXA ROSENBERG G I COMPANY ICV - AXA R G FUND; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; KAPITALFORENINGEN PENSAM INVEST, PSI 50 EMERGING MARKET AKT; FORSTA AP-FONDEN; H.E.S.T. AUSTRALIA LIMITED; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; MINEWORKERS PENSION SCHEME; NEW YORK STATE COMMON RETIREMENT FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; STATE OF NEW MEXICO STATE INV. COUNCIL; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA; VANGUARD EMERGING MARKETS SHARE INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F – by means of remote voting procedure; **BEST INVESTMENT CORPORATION; NUVEEN ESG EMERGING MARKETS EQUITY ETF; CANDRIAM SRI EQUITY EMERGING MARKETS** – Daniel Alves Ferreira, attorney in fact; and **THE BANK OF NEW YORK MELLON** – Bruno Garcia Rosa Carneiro and Carolina Silvia Alves Nogueira Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Daniel Pareto	***Beatriz Arruda Outeiro***
President	***Secretary***

[Free English Translation]

Exhibit I of the Minutes of the Extraordinary General Meeting of Banco Santander (Brasil) S.A. held on August 31, 2020

[Appraisal Report of Bosan]

Bosan Participações S.A.

Appraisal report of the net book equity evaluated according to the accounting books on June 30, 2020

Appraisal report of the net book equity evaluated according to the accounting books

To the Shareholders and Officers
Bosan Participações S.A.

Auditing firm

1. PricewaterhouseCoopers Auditores Independentes, professional partnership, located in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, No. 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled with the Corporate Taxpayers' Registry with the Ministry of Economy ("CNPJ/ME") under number 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, with its Articles of Incorporation registered with the 4th Registry of Titles and Documents of Legal Entities of São Paulo-SP on September 17, 1956, and amendments registered with the 2nd Registry of Titles and Documents of Legal Entities of São Paulo-SP, and its last amendment dated as of November 1, 2019, registered with the 2nd Registry of Titles and Documents of Legal Entities of São Paulo-SP under No. 152.080, on January 21, 2020, represented by its quotaholder undersigned, Mr. Paulo Rodrigo Pecht, Brazilian citizen, married, accountant, bearer of the Identity Card RG under No. 25318910-X. enrolled with the CPF under No. 251.859.928-24 and with the Regional Accounting Council of the State of São Paulo under No. 1SP213429/O-7, resident and domiciled in the State of São Paulo, with offices in the same address as the represented, appointed as expert by the management of Banco Santander Brasil S.A. to proceed with the appraisal report of the net equity of Bosan Participações S.A. ("Company") on June 30, 2020, summarized in Exhibit I, according to the accounting practices in Brazil, presents the results of its work below.

Purpose

2. The appraisal report of the net book equity on June 30, 2020 of Bosan Participações S.A. was prepared for the purpose of the merger of the Company into Banco Santander Brasil S.A. on August 31, 2020.

Responsibility of the management regarding the accounting information

3. The management of the Company is responsible for the accounting bookkeeping and preparation of the accounting information in accordance with the accounting practices in Brazil, as well as responsible for the relevant internal controls that the management established as necessary to allow the preparation of such accounting information free of material misstatement, regardless of whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in Exhibit II of the appraisal report.

Bosan Participações S.A.

Scope of work and responsibility of the independent auditors

4. Our responsibility is to express a conclusion on the book value of the net equity of the Company on June 30, 2020, based on the work conducted in accordance with the Technical Communication No. 03/2014 (R1) issued by the Brazilian Institute of Independent Auditors (IBRACON), which establish rules for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Federal Accounting Council, which establish technical and professional standards to be observed by accountants for the issuance of appraisal reports. Thus, we are able to review the Company's balance sheet in accordance with Brazilian and international auditing standards that requires the compliance with ethical requirements by the auditor and that the audit is planned and executed with the purpose of obtaining reasonable safety so that the evaluated net book equity to prepare our appraisal report is free from material misstatement.

5. An audit involves the execution of selected procedures to obtain evidence regarding accounted values. The selected procedures depend on the judgment of the auditor, including the risk assessment of material misstatement of the net equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the relevant internal controls to prepare the Company's balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of these internal controls of the Company. An audit also includes the assessment of the suitability of accounting policies and reasonableness of the accounting estimates made by the management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6. Based on this work, we conclude that the amount of BRL 700,624,940.21, according to the balance sheet on June 30, 2020, registered in the accounting books and summarized in Exhibit I represents, in all relevant aspects, the net book equity of Bosan Participações S.A., evaluated in accordance to the accounting practices in Brazil.

São Paulo, July 28, 2020

PricewaerhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Rodrigo Pecht
Contador CRC 1SP213429/O-7

Exhibit I of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Bosan Participações S.A.

Summarised balance sheet
On June 30, 2020

Assets	Brazilian Reais	Liabilities and net equity	Brazilian Reais
Current assets	2,038,900.81	Current liability	1,851,458.75
Cash and cash equivalents	1,980,306.04	Tax and social security	1,851,458.75
Other receivables	58,594.77		
Non-current assets	700,437,498.15	Total liabilities	1,851,458.75
Fixed assets			
Investments	700,437,498.15	Net equity	
		Corporate capital	617,175,011.00
		Legal reserve	4,707,496.08
		Statutory reserve	78,682,433.13
		Total net equity	700,624,940.21
Total assets	702,476,398.96	Total equity and liabilities	702,476,398.96

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Bosan Participações, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Bosan Participações S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020
In Brazilian Reais, except when indicated otherwise

1. Basis for preparing the balance sheet and summary of the main accounting practices

The balance sheet on June 30, 2020 was prepared for the purpose of evaluating the net equity of Bosan Participações S.A. for its merger into Banco Santander (Brasil) S.A. on August 31, 2020.

The balance sheet on June 30, 2020 was prepared and it is being presented in accordance with the accounting practices in Brazil, including pronouncements issued by the Brazilian Accounting Practice Committee (CPC).

To prepare this financial information, it is necessary to use certain critical accounting estimates and the exercise of judgment by the management of the Company in the implementation process of the accounting practices. The areas requiring a higher level of judgment and that have greater complexity, as well as those whose assumptions and estimates are significant for the balance sheet, are disclosed below.

The most significant accounting practices used to prepare the balance sheet are presented below.

1.1. Functional and presentation currency

The functional currency of the Company is Brazilian Real, same currency for the preparation and presentation of the Company's balance sheet.

1.2. Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term highly liquid investments, with original terms of up to three months, and with an insignificant risk of change in its value.

1.3. Ascertaining of income

The Company adopts the Accrual Basis for the registration of its transactions.

1.4. Financial investments

Financial investments are stated at the acquisition cost, plus income earned on a pro rata basis and decreased from the provision for income tax and tax on financial transactions.

1.5. Segregation of deadlines

The assets and liabilities due up to the end of the next fiscal year are classified as Current assets and liabilities and those exceeding this term as Non-current assets and liabilities.

1.6. Rights and obligations

Updated to contractual rates and financial charges that do not exceed those on financial market, that are applicable by the Accrual Basis, so that reflect the amounts incurred up to the balance sheet date.

1.7. Income tax and social contribution

The Income Tax and Social Contribution of the fiscal year are ascertained based on the real profits, considering the rates, exclusions and additions provided for in the tax legislation.

1.8. Investments

The relevant investment on affiliated companies are evaluated on the equity method of accounting.

1.9. Accounting estimates

The preparation of the financial statement requires that the management of the Company make estimates for the registration of certain transactions that affect its assets and liabilities, incomes and expenses, as well as the disclosure of information about its financial statement. The results of these transactions, when effective in subsequent periods, may differ from these estimates.

***

[Free English Translation]

Exhibit II of the Minutes of the Extraordinary General Meeting of Banco Santander (Brasil) S.A. held on August 31, 2020

[Appraisal Report of Banco Olé]

Banco Olé Consignado S.A.

Appraisal report of the net book equity evaluated according to the accounting books on June 30, 2020

Appraisal report of the net book equity evaluated according to the accounting books

To the Shareholders and Officers
Banco Olé Consignado S.A.

Auditing firm

1. PricewaterhouseCoopers Auditores Independentes, professional partnership, located in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, No. 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled with the Corporate Taxpayers' Registry with the Ministry of Economy ("CNPJ/ME") under number 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, with its Articles of Incorporation registered with the 4th Registry of Titles and Documents of Legal Entities of São Paulo-SP on September 17, 1956, and amendments registered with the 2nd Registry of Titles and Documents of Legal Entities of São Paulo-SP, and its last amendment dated as of November 1, 2019, registered with the 2nd Registry of Titles and Documents of Legal Entities of São Paulo-SP under No. 152.080, on January 21, 2020, represented by its quotaholder undersigned, Mr. Paulo Rodrigo Pecht, Brazilian citizen, married, accountant, bearer of the Identity Card RG under No. 25318910-X. enrolled with the CPF under No. 251.859.928-24 and with the Regional Accounting Council of the State of São Paulo under No. 1SP213429/O-7, resident and domiciled in the State of São Paulo, with offices in the same address as the represented, appointed as expert by the management of Banco Santander Brasil S.A. to proceed with the appraisal report of the net equity of Banco Olé Consignado S.A. ("Company") on June 30, 2020, summarized in Exhibit I, according to the accounting practices in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, presents the results of its work below.

Purpose

2. The appraisal report of the net book equity on June 30, 2020 of Banco Olé Consignado S.A. was prepared for the purpose of the merger of the Company into Banco Santander Brasil S.A. on August 31, 2020.

Responsibility of the management regarding the accounting information

3. The management of the Company is responsible for the accounting bookkeeping and preparation of the accounting information in accordance with the accounting practices in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, as well as responsible for the relevant internal controls that the management established as necessary to allow the preparation of such accounting information free of material misstatement, regardless of whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in Exhibit II of the appraisal report.

Banco Olé Consignado S.A.

Scope of work and responsibility of the independent auditors

4. Our responsibility is to express a conclusion on the book value of the net equity of the Company on June 30, 2020, based on the work conducted in accordance with the Technical Communication No. 03/2014 (R1) issued by the Brazilian Institute of Independent Auditors (IBRACON), which establish rules for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Federal Accounting Council, which establish technical and professional standards to be observed by accountants for the issuance of appraisal reports. Thus, we are able to review the Company's balance sheet in accordance with Brazilian and international auditing standards that requires the compliance with ethical requirements by the auditor and that the audit is planned and executed with the purpose of obtaining reasonable safety so that the evaluated net book equity to prepare our appraisal report is free from material misstatement.

5. An audit involves the execution of selected procedures to obtain evidence regarding accounted values. The selected procedures depend on the judgment of the auditor, including the risk assessment of material misstatement of the net equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the relevant internal controls to prepare the Company's balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of these internal controls of the Company. An audit also includes the assessment of the suitability of accounting policies and reasonableness of the accounting estimates made by the management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6. Based on this work, we conclude that the amount of BRL 1,751,093,745.37, according to the balance sheet on June 30, 2020, registered in the accounting books and summarized in Exhibit I represents, in all relevant aspects, the net book equity of Banco Olé Consignado S.A., evaluated in accordance to the accounting practices in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

São Paulo, July 28, 2020

PricewaerhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Rodrigo Pecht
Contador CRC 1SP213429/O-7

Exhibit I of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Banco Olé Consignado S.A.

Summarised balance sheet
On June 30, 2020

Assets	Brazilian Reais	Liabilities and net equity	Brazilian Reais
Current assets		Current liability	
Availabilities	4,811,352.48	Deposits	6,777,411,144.11
Short-term interbank investments	3,999,536.97	Other obligations	424,421,896.91
Credit transactions	4,741,282,630.67		
Other credits	240,695,455.10		7,201,833,041.02
Other assets and values	51,088,219.26		
	5,041,877,194.48		
Long-term receivable			
Securities	32,364,670.04	Long-term liabilities	
Credit transactions	10,317,581,968.66	Deposits	6,739,744,164.08
Other credits	160,981,030.38	Other obligations	34,138,767.25
Other assets and values	112,527,054.00		6,773,882,931.33
	10,623,454,723.08		
Fixed assets			
Investments	19,334,748.64		
In use	5,207,242.25		
Intangible assets	36,935,809.27	Net equity	
	61,477,800.16	Corporate capital	724,000,000.00
		Capital reserves	250,000,000.00
		Profit reserves	777,096,130.97
		Equity valuation adjustments	(2,385.60)
			1,751,093,745.37
Total assets	15,726,809,717.72	Total equity and liabilities	15,726,806,717.72

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Banco Olé Consignado S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

In Brazilian Reais, except when indicated otherwise

1. Basis for preparing the balance sheet and summary of the main accounting practices

The balance sheet on June 30, 2020 was prepared for the purpose of evaluating the net equity of Banco Olé Consignado S.A. for its merger into Banco Santander (Brasil) S.A. on August 31, 2020.

The balance sheet on June 30, 2020 was prepared and it is being presented in accordance with the accounting practices in Brazil, established by the Brazilian Corporation Law, the National Monetary Council, the Brazilian Central Bank (BACEN) and the document template provided in the Accounting Chart for Institutions of the National Financial System (COSIF).

To prepare this financial information, it is necessary to use certain critical accounting estimates and the exercise of judgment by the management of the Company in the implementation process of the accounting practices. The areas requiring a higher level of judgment and that have greater complexity, as well as those whose assumptions and estimates are significant for the balance sheet, are disclosed below.

The most significant accounting practices used to prepare the balance sheet are presented below.

1.1. Foreign currency conversion

(a) The functional currency of the Company is Brazilian Real, same currency for the preparation and presentation of the Company's balance sheet.

1.2. Cash and cash equivalents

For the purpose of the statement of cash flows, cash equivalents correspond to the balances of cash and short-term interbank investments with immediate convertibility, subject to an insignificant risk of value change and with an original time limit equal to or less than 90 days.

1.3. Short-term interbank investments

They are stated by the realizable value and/or enforceable value, including incomes, charges and monetary or exchange variations earned and/or incurred until the date of the balance sheet, calculated on a daily pro rata basis.

(a) Securities

The securities portfolio is demonstrated by the following conditions for registration and accounting evaluation:

I- trading securities;
II- available-for-sale securities; and
III- securities kept through maturity.

In the category of trading securities there is securities acquired with purpose of being actively and frequently traded in and in the category of securities kept through maturity there is securities when the Bank has the purpose and financial capacity to keep in portfolio until maturity. In the category of available-for-sale securities, there is registered securities that do not fit in categories I and III. The securities of the categories I and II are stated by the acquisition value plus earned incomes up to the balance sheet date, calculated on a pro rata daily basis and adjusted to the market value, taking into account the valuation or devaluation as a result of such adjustments in return:

(1) of the appropriate income or expense account net of tax effects, as income for the period, when related to trading securities; and

(2) of the separate net equity account net of tax effects, when related to available-for-sale securities. Adjustments to the market value held as consequence of the sale of these securities are transferred to the period result.

The securities kept through maturity are demonstrated by the acquisition value plus the earned incomes up to the balance sheet date calculated on a pro rata daily basis.

The permanent losses in the realizable values of available-for-sale securities and securities kept through maturity are recognized in the income statement for the period.

(b) Credit portfolio and loss provision

The credit portfolio includes the consigned credit transactions and consigned credit cards and other credits with the characteristics of credit grating. It is stated by its present value considering indicators, interest rates and related charges, calculated on a pro rata daily basis until the date of the balance sheet. In case of transactions overdue from 60 days, the income recognition will only occur upon its effective receiving.

In Brazilian Reais, except when indicated otherwise

The Bank writes-off credits for losses when the credit presents a delay of more than 360 days. In case of long-term credit transaction (over 3 years) it is considered a delay of more than 540 days. The credit transaction written-off for loss is recorded in a clearing account for a minimum period of 5 years and while not all efforts for charges have been exhausted.

The credit assignments without retention of risk result in the write-off of the financial assets of the transaction and that starts to be kept in a clearing account. The result of the assignment is fully recognized from the moment of its implementation.

As of January 2012, in accordance with Resolution CMN No. 3533/2008 and Resolution CMN No. 3895/2010, all credit assignments with retention of risks start to have its results recognized by the remaining terms of the transactions, and the financial assets remain recorded as credit transactions and the amount received recorded as liabilities for sale transactions or transfer of financial assets.

The Bank has not performed credit assignment transactions with retention of risks.

The premiums or discounts on transactions related to the acquisition of financial assets refer to the difference between the amount dully paid and the updated original price, which are presented by means of the preparation of the financial statements as "Credit Transactions". The premium is applicable to the result due to the remaining term of the transaction and the discount is applicable with invoice flow, classified as "Financial Income – Credit Transactions".

The provisions for credit transactions are based on the analysis of the outstanding credit transactions (overdue and coming due), the past experience and the specific risks of the portfolios and the risk assessment policy of the management when establishing the provisions, according to the Resolution CMN No. 2682/1999.

(c) Prepaid expenses

These are recorded as investments in prepayments, for which the benefits of services will occur in subsequent fiscal years and are appropriated to the result, according to the term of the agreements.

(c.1) Commissions paid to bank correspondents

Considering the requirements of the Resolution CMN No. 4294 and BACEN Circular No. 3693 of December 2013, as of January 2015, commissions paid to agents for the origination of new credit transactions are limited to the maximum percentage of 6% of the value of the new transaction originated and 3% of the value of the transaction subject to portability.

When incurred, these commissions are fully recognized as expenses.

(d) Fixed

Stated by the acquisition cost, it is subjected to the evaluation of the recoverable value in annual periods or more frequently if the conditions or circumstances indicate the possibility of loss of its values and its evaluation considers the following aspects:

(d.1) Investments

The adjustments related to investments in subsidiaries are determined using the equity method and registered as equity income from subsidiaries. The other investments are valued at cost, reduced to the recoverable value, if applicable.

(d.2) In use

The depreciation terms of the asset is computed under the straight-line method, based on the following annual rates: installations, furniture, equipment and security and communication system – (10%) and data processing – (20%).

(d.3) Intangible

The development expenditures in accordance with Resolution CMN No. 4534/2016 are recognized as intangible and amortized over the expected useful life of a maximum of 5 years.

(e) Raising of funds, issuances and other liabilities

The instruments for raising of funds are initially recognized at fair value, being basic considered to be the transaction price. They are subsequently measured at amortized cost with the inherent expenses recognized as a financial cost.

(f) Provisions, contingent liabilities and contingent assets

The Bank is part in tax, labor and civil actions and legal proceedings arising from the normal course of its activities.

The provisions include legal obligations, actions and legal proceedings related to tax and social security obligations, whose object of dispute is its legality or constitutionality, and regardless of the assessment of the probability of loss, have their amounts fully recognized in the financial statements.

The provisions are reassessed at the end of each reporting period to better reflect the current estimate and may be totally or partially reversed, reduced or complemented when it is no longer probable the outflow of resources related to the process, including the loss of a procedural right, the final decision not subject to appeal, among others.

In Brazilian Reais, except when indicated otherwise

The judicial and administrative provisions are recorded when the risk of loss of the legal or administrative proceeding is valuated as probable and the amounts involved are measurable with sufficient safety based on the nature, complexity and history of proceedings and in the opinion of the internal and external legal assistants and with the best information available. For the proceedings with possible risk of loss, the provisions are not recorded and the information are disclosed in the explanatory notes (note 17.f) and for proceedings with remote risk of loss, it is not disclosed any information.

The contingent assets are not recognized in the accounts, except when there are real guarantees or favorable court decisions not subject to appeal with the gain considered almost certain.

(g) Social Integration Program (PIS) and Contribution to Social Security (COFINS)

PIS (0.65%) and COFINS (4.00%) are calculated on the income of the activities or main purpose of the legal entity. For financial institutions, deduction of funding expenses is allowed to determine the calculation basis. The expenses of PIS and COFINS are registered as tax expenses.

(h) Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL)

The IRPJ is calculated based on a 15% rate, plus an additional 10%, applied to the profit, after the adjustments determined by the tax legislation. The CSLL is calculated based on a 20% rate (until March 1, 2020, 15%), applied to the profit, after the adjustments determined by the tax legislation. The rate of the CSLL, for banks of any species, was increased from 15% to 20% in force as of March 1, 2020, according to article 32 of the Constitutional Amendment 103, published on November 13, 2019.

The tax credits are basically calculated on the temporary differences between the accounting and the fiscal results and adjustments to the market value of securities. The recognition of tax credits is made by the rates applicable to the period in which it is estimated the realization of the asset.

In accordance with the current regulation, tax credits are registered as their recovery is likely to be based on the future generation of taxable income. The expected realization of recorded tax credits, according to Note 8.b, is based on projections of future income and based on technical studies.

(i) Decrease to recoverable value of assets

The financial and non-financial assets are evaluated at the end of each reporting period, with the purpose of identifying evidence of devaluation in their book value. In case of any indication, the Company must estimate the recoverable value of the asset and such loss must be recognized immediately in the income statement. The recoverable value of an asset is defined as the higher amount between its net fair value of selling expenses and its value in use. In the management assessment there were no indications of impairment loss on June 30, 2020.

***

[Free English Translation]

Exhibit III of the Minutes of the Extraordinary General Meeting of Banco Santander (Brasil) S.A. held on August 31, 2020

[Protocol and Justification of Bosan]

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BOSAN PARTICIPAÇÕES S.A. BY BANCO SANTANDER (BRASIL) S.A.

By this private instrument, the managers of the companies qualified below:

1. **BANCO SANTANDER (BRASIL) S.A.**, a publicly held corporation with authorized capital, headquartered in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 Bl. A, Vila Olímpia, enrolled with the CNPJ/ME under No. 90.400.888/0001-42, herein represented according to its Bylaws ("Merging Company" or "Banco Santander"); and

2. **BOSAN PARTICIPAÇÕES S.A.**, a privately held corporation, headquartered in the city of Belo Horizonte, State of Minas Gerais, at Rua Alvarenga Peixoto, No. 974, 8th floor, part, District of Santo Agostinho, enrolled with the CNPJ/ME under No. 32.091.564/0001-73, herein represented according to its Bylaws ("Merged Company" or "Bosan").

(Banco Santander and Bosan are hereinafter referred to jointly as "Parties" and individually as "Party").

WHEREAS:

I. Bosan was originally incorporated by the former shareholders of Banco Olé Consignado S.A., a privately held corporation, headquartered in the city of Belo Horizonte, State of Minas Gerais, at Rua Alvarenga Peixoto, No. 974, 8th floor, part, District of Santo Agostinho, enrolled with the CNPJ/ME under No. 71.371.686/0001-75 ("Banco Olé"), in the context of the joint venture created between such shareholders and Banco Santander, in order to concentrate the equity interest held by the former shareholders of Banco Olé in a single investment vehicle;

II. On January 30, 2020, Banco Santander acquired 100% (one hundred percent) of the shares issued by Bosan held by its shareholders at such time, so that Bosan became, as of such date, a wholly owned subsidiary of Banco Santander;

III. The only asset of Bosan remains to be the investment that represents 40% (forty percent) of the common shares, registered, with no par value issued by Banco Olé, provided that the remainder of the shares issued by Banco Olé, representing 60% (sixty percent) of its capital stock, are directly owned by Banco Santander;

IV. The Parties, for the reasons described below, intend to carry out the merger of Bosan by Banco Santander, under the terms of the current legislation ("Merger"); and

V. The Merger shall be carried out without the increase of the capital stock of Banco Santander, which means, without diluting its current shareholders, so that the obligations set forth in Chapter III of CVM Instruction No. 565/2015, as amended ("ICVM 565"), are not applicable.

NOW, THEREFORE**,** the Parties decide to enter into this instrument ("Protocol and Justification"), in accordance with Article 223 and following of Law No. 6,404/1976, as amended, with the purpose of the Merger, provided that this Protocol and Justification shall be submitted to the approval of the respective shareholders of the Parties, through an Extraordinary General Meeting, under the following terms and conditions:

1. CHARACTERISTICS OF THE COMPANIES INVOLVED

1.1. Banco Santander is a publicly held corporation with authorized capital, with capital stock in the amount of BRL 57,000,000,000.00 (fifty seven billion Brazilian reais), divided into 7,498,531,051 (seven billion, four hundred and ninety eight million, five hundred and thirty one thousand and fifty one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety five thousand and thirty one) are common shares and 3,679,836,020 (three billion, six hundred and seventy nine million, eight hundred and thirty six thousand and twenty) are preferred shares, registered and with no par value.

1.2. Bosan is a privately held corporation, with capital stock in the amount of BRL 617,175,011.00 (six hundred and seventeen million, one hundred and seventy five thousand and eleven Brazilian reais), divided into 396,773,760 (three hundred and ninety six million, seven hundred and seventy three thousand, seven hundred and sixty) shares, of which 303,055,798 (three hundred and three million, fifty five thousand, seven hundred and ninety eight) are common shares and 93,717,962 (ninety three million, seven hundred and seventeen thousand, nine hundred and sixty two) are preferred shares, registered and with no par value, all held by Banco Santander.

2. PURPOSE AND JUSTIFICATION OF THE MERGER

2.1. The purpose of this Protocol and Justification is the proposal for the merger of Bosan by Banco Santander, under the terms of the current legislation.

2.2. The only reason for the existence of Bosan was to be the investment vehicle of Banco Olé's former shareholders. Once its control is now 100% consolidated by Banco Santander, there is no reason to maintain Bosan's activities. In this sense, the Merger is the most suitable operation to achieve the purposes intended by the Parties, namely, the unification of their activities and management, which shall result in administrative, economic and financial benefits to the Parties' operations and business, including: (i) rationalization and simplification of its corporate structure and, consequently, consolidation and reduction of combined operational expenses and outgoings; (ii) better management of the Parties' operations, assets and cash flows, due to the union of business resources and assets involved in the operation of the Parties.

2.3. After the Merger, Banco Santander shall continue to perform the activities currently performed by Bosan, which is the participation in the capital stock of other companies.

3. CONDITIONS OF THE MERGER; NO INCREASE IN THE NET WORTH AND OF RIGHT TO WITHDRAWAL

3.1. Date for the Merger. The Merger shall be resolved by the Parties at Extraordinary General Meetings to be called in due time and to be held on August 31, 2020.

3.2. Appraisal of the Net Worth of Bosan. For the purposes of the Merger, the net worth of Bosan was appraised at its book value, according to the balance sheet drawn up on June 30, 2020 ("Base Date"), determined in an appraisal report dated as of July 28, 2020 ("Appraisal Report"), prepared in accordance with the fundamental accounting principles, on a consistent basis, containing all the necessary and sufficient accounting elements for the Merger, allowing the identification of the rights and obligations to be transferred to the equity of Banco Santander, and which constitute Exhibits I and II of this Protocol and Justification.

3.3. Hiring of a Specialized Company. The managements of the Parties hired PricewaterhouseCoopers Auditores Independentes, headquartered in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th floors and from 13th floor to 17th floor, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 ("Specialized Company"), which declared that (i) there is no conflict or shared interest, current or potential, with the shareholders of the Parties or with the Merger; and (ii) the shareholders or managers of the Parties have not directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, goods, documents or work methodologies relevant to the quality of the respective conclusions.

3.3.1. The hiring of the Specialized Company shall be subject to ratification by the shareholders of Banco Santander, at the respective Extraordinary General Meeting that decide on this Protocol and Justification, pursuant to article 227 of Law No. 6,404/76.

3.4. Net Assets Value of Bosan. As determined in the Appraisal Report, the net assets of Bosan to be merged by Banco Santander, based on the value of its net worth on the Base Date, correspond to BRL 700,624,940.21 (seven hundred million, six hundred and twenty four thousand and nine hundred and forty Reais and twenty one *centavos*).

3.5. No Increase in Banco Santander Capital and Net Worth. The Merger shall not result in an increase in the net worth of Banco Santander, once 100% (one hundred percent) of the shares issued by the Merged Company are directly owned by Banco Santander, and Banco Santander already has the records of the Merged Company in its consolidated financial statements. In addition, in replacement of the shares that are currently recorded in the consolidated financial statements of Banco Santander, the assets of the Merged Company, after the Merger, shall be directly recorded as assets of Banco Santander. Thus, as a consequence of the intended Merger, it shall be operated in the accounting of Banco Santander the replacement of the assets of the Merged Company represented by its investment account referring to the equity interest in the Merged Company's capital stock by the assets and liabilities included in the balance sheet of the Merged Company, without any change in the capital account.

3.5.1. The totality of the shares representing the capital stock of the Merged Company, which are owned by Banco Santander, shall be extinguished, pursuant to Article 226, paragraph 1st, of Law 6,404/76, therefore it is not possible to consider any exchange relation.

3.5.2. As a result of the provision set forth in item 3.5 above, the capital stock of Banco Santander shall not be changed, with no new shares being issued.

3.5.3. The corporate purpose of Banco Santander shall also not be changed, once the activities performed by the Merged Company are already carried out by Banco Santander and are included in its corporate purpose.

3.5.4. In view of the above, there will be no need for any amendment to the bylaws of Banco Santander as a result of the Merger.

3.6. Equity Variations. Equity variations appraised in the Merged Company between the Base Date and the date on which the Merger is carried out shall be appropriated by Banco Santander, in compliance with the provisions of article 5th of Circular No. 3,017, of December 6, 2000, of the Brazilian Central Bank.

3.7. Goodwill. The goodwill recorded by Banco Santander as a result of the acquisition of the shares issued by the Merged Company will, after the Merger, be used for tax purposes by Banco Santander, in accordance with the terms, limits and conditions established in the applicable law. The tax effect to be generated by the amortization of the goodwill, as a result of the Merger, will benefit all shareholders of Banco Santander, without the issuance of new shares.

3.8. No Right to Withdrawal. Considering that Banco Santander is the sole shareholder of the Merged Company, the provisions relating to the right to withdrawal are not applicable to the Merger, pursuant to Article 137 of Law 6,404/76.

3.9. No Relationship of Share Replacement and Appraisal of Net Worth at Market Prices. Pursuant to CVM Deliberation No. 559/08, item I, subitem "b", of CVM/SEP Circular Letter No. 2/2020 and CVM Process No. 19957.011351/20171-21, the appraisal referred to in article 264 of Law 6,404/76 shall be waived, as it would only result in costs for Banco Santander, without any practical application, considering (i) that, other than Banco Santander itself, there are no shareholders in the capital stock of the Merged Company; therefore the exercise of the right to withdrawal is impaired, as per item 3.8 above; and (ii) the non-occurrence of a capital increase of Banco Santander, and the absence of share replacement (exchange relation), according to items 3.5.1 and 3.5.2 above.

4. CORPORATE AND REGULATORY APPROVALS

4.1. The completion of the Merger shall depend on the performance of the following acts:

(i) Extraordinary General Meeting of Bosan to, in this order, (a) approve this Protocol and Justification; (b) approve the Merger; and (c) authorize the practice, by the managers of Bosan, of all necessary and/or convenient acts for the implementation of the Merger; and

(ii) Extraordinary General Meeting of Banco Santander to, in this order, (a) ratify the hiring of the Specialized Company; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the Merger, with the consequent extinction of the Merged Company; (e) approve the Private Instrument of Protocol and Justification of Merger of Banco Olé; (f) approve the merger of Banco Olé, with the consequent extinction of Banco Olé; and (g) authorize the practice, by the managers of Banco Santander, of all necessary and/or convenient acts for the implementation of the Merger.

4.2. Without prejudice to the acts indicated in item 4.1 above, the completion of the Merger shall be subject to homologation by the Brazilian Central Bank, pursuant to Resolution No. 4,122, of August 2, 2012.

5. MISCELLANEOUS

5.1. Irrevocability and Succession. This Protocol and Justification is entered into on an irrevocable and irreversible basis, binding the Parties and their successors of any title.

5.2. Extinction of the Merged Company. The completion of the Merger shall lead to the extinction of the Merged Company, which shall be succeeded by Banco Santander in all its goods, rights, assets, obligations and responsibilities, under the terms of the applicable provisions of Law 6,404/76.

5.3. All real estate properties that make up the assets of the Merged Company, which description and identification are included in the Appraisal Report, as well as the furniture, inventories and equipment, existing in the establishments of the Merged Company or registered in its name, shall become property of Banco Santander as a result of the Merger.

5.3.1. As a result of the Merger, Banco Santander shall hold the equity interest held by Bosan in Banco Olé.

5.4. The managers of Banco Santander shall be responsible for performing all acts necessary for the implementation of the Merger, including promoting the filing and publication of all acts related to the Merger, pursuant to article 227, paragraph 3rd, of Law 6,404/76, and also to write off, register and amend the enrollments of the Merged Company with the competent federal, state and municipal offices, as well as the maintenance of its accounting books for the legal term.

5.5. This Protocol and Justification may only be changed by means of a written instrument signed by the Parties.

5.6. All documents mentioned in this Protocol and Justification, from this date, shall be available to the shareholders of Banco Santander at its headquarters, its Investor Relations website (santander.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários*) and B3 SA - Brasil, Bolsa, Balcão.

5.7. The Parties hereby elect the court of the District of São Paulo, State of São Paulo, to resolve all issues arising from this Protocol and Justification, waiving any other, even if it is or may be more privileged.

And so, the Parties have deemed and agreed to execute this "PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BOSAN PARTICIPAÇÕES S.A. BY BANCO SANTANDER (BRASIL) S.A.." in 3 (three) counterparts of equal content and form, for a single effect, in the presence of the 2 (two) undersigned witnesses.

São Paulo, July 29th, 2020.

BANCO SANTANDER (BRASIL) S.A.

______________________________	______________________________
By:	By:
Title:	Title:

BOSAN PARTICIPAÇÕES S.A.

______________________________	______________________________
By:	By:
Title:	Title:

Witnesses:

Name:
ID:
CPF:

Name:
ID:
CPF:

EXHIBIT I

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BOSAN PARTICIPAÇÕES S.A. BY BANCO SANTANDER (BRASIL) S.A.

Entered into on July 29th, 2020.

Balance Sheet of Bosan Participações S.A.
Base Date: June 30, 2020.

Assets	
Financial availabilities	-
Fixed income financial investments	1,980,306
Taxes to offset	58,595
Total of Current Assets	**2,038,901**
Investments	700,437,498
Total of Non-Current Assets	**700,437,498**
Total Assets	**702,476,399**
Liabilities	
Tax and Social Security	1,851,459
Total Liabilities	**1,851,459**
Share capital	617,175,011
Legal Reserve	4,767,496
Statutory Reserve	78,682,434
Net Equity	**700,624,940**
Total Liabilities	**702,476,399**

EXHIBIT II

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BOSAN PARTICIPAÇÕES S.A. BY BANCO SANTANDER (BRASIL) S.A.

Entered into on July 29th, 2020.

Appraisal Report of Bosan Participações S.A.
Base Date: June 30, 2020.

[Free English Translation]

Exhibit IV of the Minutes of the Extraordinary General Meeting of Banco Santander (Brasil) S.A. held on August 31, 2020

[Protocol and Justification of Banco Olé]

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BANCO OLÉ CONSIGNADO S.A. BY BANCO SANTANDER (BRASIL) S.A.

By this private instrument, the managers of the companies qualified below:

1. **BANCO SANTANDER (BRASIL) S.A.**, a publicly held corporation with authorized capital, headquartered in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 Bl. A, Vila Olímpia, enrolled with the CNPJ/ME under No. 90.400.888/0001-42, herein represented according to its Bylaws ("Merging Company" or "Banco Santander"); and

2. **BANCO OLÉ CONSIGNADO S.A.**, a privately held corporation, headquartered in the city of Belo Horizonte, State of Minas Gerais, at Rua Alvarenga Peixoto, No. 974, 8th floor, District of Santo Agostinho, enrolled with the CNPJ/ME under No. 71.371.686/0001-85, herein represented according to its Bylaws ("Merged Company" or "Banco Olé").

(Banco Santander and Banco Olé are hereinafter referred to jointly as "Parties" and individually as "Party").

WHEREAS:

I. Banco Olé is the result of a joint venture between Banco Bonsucesso (currently Banco BS2 S.A.) and Banco Santander, being one of the main players in the market of credit products and solutions;

II. Banco Santander and Bosan Participações S.A., a privately held corporation, headquartered in the city of Belo Horizonte, State of Minas Gerais, at Rua Alvarenga Peixoto, 974, 8th floor, part, District of Santo Agostinho, enrolled with CNPJ/ME under No. 32.091.564/0001-73, herein represented according to its bylaws ("Bosan"), a wholly owned subsidiary of Banco Santander which only asset consists of the investment that represents 40% (forty percent) of the common shares, registered, with no par value issued by Banco Olé, intend to proceed with the merger of Bosan by Banco Santander;

III. Subsequently to the merger of Bosan by Banco Santander, the Parties, for the reasons described below, intend to carry out the merger of Banco Olé by Banco Santander, under the terms of the current legislation ("Merger"); and

IV. The Merger shall be carried out without the increase of the capital stock of Banco Santander, which means, without diluting its current shareholders, so that the obligations set forth in Chapter III of CVM Instruction No. 565/2015, as amended ("ICVM 565"), are not applicable.

NOW, THEREFORE, the Parties decide to enter into this instrument ("Protocol and Justification"), in accordance with Article 223 and following of Law No. 6,404/1976, as amended, with the purpose of the Merger, provided that this Protocol and Justification shall be submitted to the approval of the respective shareholders of the Parties, through an Extraordinary General Meeting, under the following terms and conditions:

1. CHARACTERISTICS OF THE COMPANIES INVOLVED

1.1. Banco Santander is a publicly held corporation with authorized capital, with capital stock in the amount of BRL 57,000,000,000.00 (fifty seven billion Brazilian reais), divided into 7,498,531,051 (seven billion, four hundred and ninety eight million, five hundred and thirty one thousand and fifty one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety five thousand and thirty one) are common shares and 3,679,836,020 (three billion, six hundred and seventy nine million, eight hundred and thirty six thousand and twenty) are preferred shares, registered and with no par value.

1.2. Banco Olé is a privately held corporation, with capital stock in the amount of BRL 724,000,000.00 (seven hundred and twenty four million Brazilian reais), divided into 435,599,100 (four hundred and thirty five million, five hundred and ninety nine thousand and one hundred) common shares, registered and with no par value, of which 60% (sixty percent) is held by Banco Santander and 40% (forty percent) is held by Bosan.

2. PURPOSE AND JUSTIFICATION OF THE MERGER

2.1. The purpose of this Protocol and Justification is the proposal for the merger of Banco Olé by Banco Santander, under the terms of the current legislation.

2.2. It is understood that the Merger is beneficial to the Parties and, consequently, their shareholders, since the unification of their activities and management shall result in administrative, economic and financial benefits to the Parties' operations and business, including: (i) rationalization and simplification of its corporate structure and, consequently, consolidation and reduction of combined operational expenses and outgoings; (ii) the unification of the credit activities currently carried out by Banco Santander and Banco Olé into a single company; and (iii) better management of the Parties' operations, assets and cash flows, due to the union of business resources and assets involved in the operation of the Parties.

2.3. After the Merger, Banco Santander shall continue to perform the activities currently performed by Banco Olé, which is, active, passive and accessory operations and services authorized to multiple banks with investment and credit, financing and investment portfolios, permitted by applicable laws and provisions, as well as participating in the capital stock of other companies in accordance with the legal and regulatory provisions in force.

> **2.3.1.** The Merger is being carried out in order to enable the assimilation by Banco Santander of all operational expertise, as well technical and operational training of Banco Olé in the credit activities. In this sense, the contracts of Banco Santander and Banco Olé shall be unified into a single code and all processes shall be implemented together with the agreements and the payroll discount processors (portals), in order to cause the least possible impact and without the occurrence of any damage to the parties involved or solution of continuity, especially Banco Olé's customers.

3. CONDITIONS OF THE MERGER; NO INCREASE IN THE NET WORTH AND OF RIGHT TO WITHDRAWAL

3.1. Date for the Merger. The Merger shall be resolved by the Parties at Extraordinary General Meetings to be called in due time and to be held on August 31, 2020.

3.2. Appraisal of the Net Worth of Banco Olé. For the purposes of the Merger, the net worth of Banco Olé was appraised at its book value, according to the balance sheet drawn up on June 30, 2020 ("Base Date"), determined in an appraisal report dated as of July 28, 2020 ("Appraisal Report"), prepared in accordance with the fundamental accounting principles, on a consistent basis, containing all the necessary and sufficient accounting elements for the Merger, allowing the identification of the rights and obligations to be transferred to the equity of Banco Santander, and which constitute Exhibits I and II of this Protocol and Justification.

3.3. Hiring of a Specialized Company. The managements of the Parties hired PricewaterhouseCoopers Auditores Independentes, headquartered in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th floors and from 13th floor to 17th floor, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 ("Specialized Company"), which declared that (i) there is no conflict or shared interest, current or potential, with the shareholders of the Parties or with the Merger; and (ii) the shareholders or managers of the Parties have not directed, limited, hindered or practiced any acts that have or

may have compromised the access, use or knowledge of information, goods, documents or work methodologies relevant to the quality of the respective conclusions.

3.3.1. The hiring of the Specialized Company shall be subject to ratification by the shareholders of Banco Santander, at the respective Extraordinary General Meeting that decide on this Protocol and Justification, pursuant to article 227 of Law No. 6,404/76.

3.4. Net Assets Value of Banco Olé. As determined in the Appraisal Report, the net assets of Banco Olé to be merged by Banco Santander, based on the value of its net worth on the Base Date, correspond to BRL 1,751,093,745.37 (one billion, seven hundred and fifty one million, ninety three thousand and seven hundred and forty five Reais and thirty seven *centavos*).

3.5. No Increase in Banco Santander Capital and Net Worth. The Merger shall not result in an increase in the net worth of Banco Santander, once 100% (one hundred percent) of the shares issued by the Merged Company are, directly and/or indirectly, owned by Banco Santander, and Banco Santander already has the records of the Merged Company in its consolidated financial statements. In addition, in replacement of the shares that are currently recorded in the consolidated financial statements of Banco Santander, the assets of the Merged Company, after the Merger, shall be directly recorded as assets of Banco Santander. Thus, as a consequence of the intended Merger, it shall be operated in the accounting of Banco Santander the replacement of the assets of the Merged Company represented by its investment account referring to the equity interest in the Merged Company's capital stock by the assets and liabilities included in the balance sheet of the Merged Company, without any change in the capital account.

3.5.1. The totality of the shares representing the capital stock of the Merged Company, which are owned by Banco Santander, shall be extinguished, pursuant to Article 226, paragraph 1st, of Law 6,404/76, therefore it is not possible to consider any exchange relation.

3.5.2. As a result of the provision set forth in item 3.5 above, the capital stock of Banco Santander shall not be changed, with no new shares being issued.

3.5.3. The corporate purpose of Banco Santander shall also not be changed, once the activities performed by the Merged Company are already carried out by Banco Santander and are included in its corporate purpose.

3.5.4. In view of the above, there will be no need for any amendment to the bylaws of Banco Santander as a result of the Merger.

3.6. Equity Variations. Equity variations appraised in the Merged Company between the Base Date and the date on which the Merger is carried out shall be appropriated by Banco Santander, in compliance with the provisions of article 5th of Circular No. 3,017, of December 6, 2000, of the Brazilian Central Bank.

3.7. Goodwill. The goodwill recorded by Banco Santander as a result of the acquisition of the shares issued by the Merged Company will, after the Merger, be used for tax purposes by Banco Santander, in accordance with the terms, limits and conditions established in the applicable law. The tax effect to be generated by the amortization of the goodwill, as a result of the Merger, will benefit all shareholders of Banco Santander, without the issuance of new shares.

3.8. No Right to Withdrawal. Considering that Banco Santander is the sole shareholder, whether directly and/or indirectly, of the Merged Company, the provisions relating to the right to withdrawal are not applicable to the Merger, pursuant to Article 137 of Law 6,404/76.

3.9. No Relationship of Share Replacement and Appraisal of Net Worth at Market Prices. Pursuant to CVM Deliberation No. 559/08, item I, subitem "b", of CVM/SEP Circular Letter No. 2/2020 and CVM Process No. 19957.011351/20171-21, the appraisal referred to in article 264 of

Law 6,404/76 shall be waived, as it would only result in costs for Banco Santander, without any practical application, considering (i) that, other than the Banco Santander itself, whether directly and/or indirectly, there are no shareholders in the capital stock of the Merged Company; therefore the exercise of the right to withdrawal is impaired, as per item 3.8 above; and (ii) the non-occurrence of a capital increase of Banco Santander, and the absence of share replacement (exchange relation), according to items 3.5.1 and 3.5.2 above.

4. CORPORATE AND REGULATORY APPROVALS

4.1. The completion of the Merger shall depend on the performance of the following acts:

(i) Extraordinary General Meeting of Banco Olé to, in this order, (a) approve this Protocol and Justification; (b) approve the Merger; and (c) authorize the practice, by the managers of Banco Olé, of all necessary and/or convenient acts for the implementation of the Merger; and

(ii) Extraordinary General Meeting of Banco Santander to, in this order, (a) ratify the hiring of the Specialized Company; (b) approve the Appraisal Report; (c) approve the Private Instrument of Protocol and Justification of Merger of Bosan; (d) approve the merger of Bosan, with the consequent extinction of Bosan; (e) approve this Protocol and Justification; (f) approve the Merger, with the consequent extinction of the Merged Company; and (g) authorize the practice, by the managers of Banco Santander, of all necessary and/or convenient acts for the implementation of the Merger.

4.2. Without prejudice to the acts indicated in item 4.1 above, the completion of the Merger shall be subject to homologation by the Brazilian Central Bank, pursuant to Resolution No. 4,122, of August 2, 2012.

5. MISCELLANEOUS

5.1. Irrevocability and Succession. This Protocol and Justification is entered into on an irrevocable and irreversible basis, binding the Parties and their successors of any title.

5.2. Extinction of the Merged Company. The completion of the Merger shall lead to the extinction of the Merged Company, which shall be succeeded by Banco Santander in all its goods, rights, assets, obligations and responsibilities, under the terms of the applicable provisions of Law 6,404/76.

5.3. All the furniture, inventories and equipment, existing in the establishments of the Merged Company or registered in its name, shall become property of Banco Santander as a result of the Merger.

5.3.1. As a result of the Merger, Banco Santander shall hold Banco Olé's equity interest in the following companies: (i) Santander Tecnologia e Inovação Ltda., new corporate name of Olé Tecnologia Ltda. (CNPJ/ME No. 02.233.469/0001-04); and (ii) SANB Promotora de Vendas e Cobrança Ltda., new corporate name of Crediperto Promotora de Vendas e Cobrança Ltda. (CNPJ/ME No. 02.254.093/0001-06).

5.4. The managers of Banco Santander shall be responsible for performing all acts necessary for the implementation of the Merger, including promoting the filing and publication of all acts related to the Merger, pursuant to article 227, paragraph 3rd, of Law 6,404/76, and also to write off, register and amend the enrollments of the Merged Company with the competent federal, state and municipal offices, as well as the maintenance of its accounting books for the legal term.

5.5. This Protocol and Justification may only be changed by means of a written instrument signed by the Parties.

5.6. All documents mentioned in this Protocol and Justification, from this date, shall be available to the shareholders of Banco Santander at its headquarters, its Investor Relations website (santander.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários*) and B3 S.A. - Brasil, Bolsa, Balcão.

5.7. The Parties hereby elect the court of the District of São Paulo, State of São Paulo, to resolve all issues arising from this Protocol and Justification, waiving any other, even if it is or may be more privileged.

And so, the Parties have deemed and agreed to execute this "PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BANCO OLÉ CONSIGNADO S.A. BY BANCO SANTANDER (BRASIL) S.A." in 3 (three) counterparts of equal content and form, for a single effect, in the presence of the 2 (two) undersigned witnesses.

São Paulo, July 29th, 2020.

BANCO SANTANDER (BRASIL) S.A.

________________________________	________________________________
By:	By:
Title:	Title:

BANCO OLÉ CONSIGNADO S.A.

________________________________	________________________________
By:	By:
Title:	Title:

Witnesses:

________________________________	________________________________
Name:	Name:
ID:	ID:
CPF:	CPF:

EXHIBIT I

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BANCO OLÉ CONSIGNADO S.A. BY BANCO SANTANDER (BRASIL) S.A.

Entered into on July 29th, 2020.

Balance Sheet of Banco Olé Consignado S.A.
Base Date: June 30, 2020.

Assets	
Financial availabilities	4,811,352
Interbank Investments	3,999,537
Bonds and Securities	32,364,670
Credit Operations	14,980,281,917
Other Credits	325,882,665
Tax Credit	154,376,503
Other Receivables and Assets	163,615,273
Total of Current Assets	**15,665,331,918**
Investments	19,334,749
Property and Equipment in Use	5,207,242
Intangible Assets	36,935,809
Total of Non-Current Assets	**61,477,800**
Total Assets	**15,726,809,718**
Liabilities	
Deposits	13,517,155,308
Other Obligations	21,580,691
Tax and Social Security	225,632,837
Other Administrative Expenditure	43,679,136
Provisions for contingencies	60,377,662
Creditors – Country	107,290,338
Total Liabilities	**13,975,715,972**
Share Capital	724,000,000
Capital Reserves	250,000,000
Profit Reserves	777,096,131
Net Equity	**1,751,093,745**
Total Liabilities	**15,726,809,718**

EXHIBIT II

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BANCO OLÉ CONSIGNADO S.A. BY BANCO SANTANDER (BRASIL) S.A.

Entered into on July 29th, 2020.

Appraisal Report of Banco Olé Consignado S.A.
Base Date: June 30, 2020.